SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

18 December 2019
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 18 December 2019 re: Director/PDMR Shareholding

18 December 2019

LLOYDS BANKING GROUP PLC (‘GROUP’) - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (‘PDMRs’) IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH (‘SHARES’)

This announcement reports various transactions in Shares by PDMRs pursuant to the employee share plan and incentive arrangements operated by the Group and should be read in conjunction with the Summary Remuneration Announcement and disclosures in the 2018 Annual Report and Accounts published on 20 February 2019. The 2018 Annual Report and Accounts is available on the ‘Annual Reports’ page in the ‘Investors & Performance’ section of the Group’s website www.lloydsbankinggroup.com.

Fixed Share Awards
This announcement details the number of Shares acquired by PDMRs in respect of the fourth quarter of 2019 under the Group’s Fixed Share Award, as described in the Summary Remuneration Announcement. In this respect, the PDMRs listed in the table below acquired on 17 December 2019, after the settlement of income tax and national insurance contributions, the number of Shares as set out by their name. The acquisition price was 65.1100 pence per Share.

The Shares will be held on behalf of the PDMRs and will be released over a five year period, with 20 per cent being released each year on 17 December.

Name	Shares
António Horta-Osório	213,676
Juan Colombás	101,140
William Chalmers	102,564
Antonio Lorenzo	101,710
Vim Maru	98,204
Zak Mian	92,593
David Oldfield	99,715
Janet Pope	71,225
Stephen Shelley	101,140
Jen Tippin	85,470
Andrew Walton	64,103

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1		Details of the person discharging managerial responsibilities / person closely associated
a)	Name		António Horta-Osório
2		Reason for the notification
a)	Position/status		Group Chief Executive
b)	Initial notification / Amendment		Initial Notification
3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Lloyds Banking Group plc
b)	LEI		549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the fourth quarter of 2019 under the Group’s Fixed Share Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
	Fixed Share Award	GBP00.651100	213,676
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	17 December 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1		Details of the person discharging managerial responsibilities / person closely associated
a)	Name		Juan Colombás
2		Reason for the notification
a)	Position/status		Chief Operating Officer
b)	Initial notification / Amendment		Initial Notification
3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Lloyds Banking Group plc
b)	LEI		549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the fourth quarter of 2019 under the Group’s Fixed Share Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
	Fixed Share Award	GBP00.651100	101,140
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	17 December 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1		Details of the person discharging managerial responsibilities / person closely associated
a)	Name		William Chalmers
2		Reason for the notification
a)	Position/status		Chief Financial Officer
b)	Initial notification / Amendment		Initial Notification
3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Lloyds Banking Group plc
b)	LEI		549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the fourth quarter of 2019 under the Group’s Fixed Share Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
	Fixed Share Award	GBP00.651100	102,564
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	17 December 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1		Details of the person discharging managerial responsibilities / person closely associated
a)	Name		Antonio Lorenzo
2		Reason for the notification
a)	Position/status		Chief Executive, Scottish Widows and Group Director, Insurance and Wealth
b)	Initial notification / Amendment		Initial Notification
3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Lloyds Banking Group plc
b)	LEI		549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the fourth quarter of 2019 under the Group’s Fixed Share Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
	Fixed Share Award	GBP00.651100	101,710
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	17 December 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1		Details of the person discharging managerial responsibilities / person closely associated
a)	Name		Vim Maru
2		Reason for the notification
a)	Position/status		Group Director, Retail
b)	Initial notification / Amendment		Initial Notification
3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Lloyds Banking Group plc
b)	LEI		549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the fourth quarter of 2019 under the Group’s Fixed Share Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
	Fixed Share Award	GBP00.651100	98,204
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	17 December 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1		Details of the person discharging managerial responsibilities / person closely associated
a)	Name		Zak Mian
2		Reason for the notification
a)	Position/status		Group Director, Transformation
b)	Initial notification / Amendment		Initial Notification
3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Lloyds Banking Group plc
b)	LEI		549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the fourth quarter of 2019 under the Group’s Fixed Share Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
	Fixed Share Award	GBP00.651100	92,593
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	17 December 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1		Details of the person discharging managerial responsibilities / person closely associated
a)	Name		David Oldfield
2		Reason for the notification
a)	Position/status		Group Director, Commercial Banking
b)	Initial notification / Amendment		Initial Notification
3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Lloyds Banking Group plc
b)	LEI		549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the fourth quarter of 2019 under the Group’s Fixed Share Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
	Fixed Share Award	GBP00.651100	99,715
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	17 December 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1		Details of the person discharging managerial responsibilities / person closely associated
a)	Name		Janet Pope
2		Reason for the notification
a)	Position/status		Chief of Staff and Group Director, Corporate Affairs and Responsible Business & Inclusion
b)	Initial notification / Amendment		Initial Notification
3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Lloyds Banking Group plc
b)	LEI		549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the fourth quarter of 2019 under the Group’s Fixed Share Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
	Fixed Share Award	GBP00.651100	71,225
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	17 December 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1		Details of the person discharging managerial responsibilities / person closely associated
a)	Name		Stephen Shelley
2		Reason for the notification
a)	Position/status		Chief Risk Officer
b)	Initial notification / Amendment		Initial Notification
3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Lloyds Banking Group plc
b)	LEI		549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the fourth quarter of 2019 under the Group’s Fixed Share Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
	Fixed Share Award	GBP00.651100	101,140
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	17 December 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1		Details of the person discharging managerial responsibilities / person closely associated
a)	Name		Jen Tippin
2		Reason for the notification
a)	Position/status		Group People & Productivity Director
b)	Initial notification / Amendment		Initial Notification
3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Lloyds Banking Group plc
b)	LEI		549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the fourth quarter of 2019 under the Group’s Fixed Share Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
	Fixed Share Award	GBP00.651100	85,470
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	17 December 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1		Details of the person discharging managerial responsibilities / person closely associated
a)	Name		Andrew Walton
2		Reason for the notification
a)	Position/status		Group Corporate Affairs Director
b)	Initial notification / Amendment		Initial Notification
3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Lloyds Banking Group plc
b)	LEI		549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the fourth quarter of 2019 under the Group’s Fixed Share Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
	Fixed Share Award	GBP00.651100	64,103
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	17 December 2019
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 18 December 2019